

Mail Stop 4720

February 6, 2017

Via Email
Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
17th Floor of Fuzhuo Plaza A,
No. 28 Xuanwai Street, Xicheng District,
Beijing, China 100052

>   **Re: China Finance Online Co. Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2015**
>   **Filed April 27, 2016**
>   **Form 6-K**
>   **Filed August 22, 2016**
>   **Response Dated January 10, 2017**
>   **File No. 000-50975**

Dear Mr. Wang:

      We have reviewed your January 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Form 6-K Filed August 22, 2016

1. We note your response to prior comment two in our letter dated December 15, 2016 related to the Wang v. China Finance Online litigation. Please explain how you determined the amount of insurance receivable recorded, with reference to the accounting literature, including any range of recovery you identified. Provide us with additional information regarding the terms and limits of your insurance coverage. Further, address whether the company has actually collected the insurance receivable or when it expects to do so.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3452 if you have questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant
Office of Financial Services